Exhibit 21.1
SUBSIDIARIES OF RENEGY HOLDINGS, INC.

		Percentage
Name	Jurisdiction	of Ownership
Catalytica Energy Systems, Inc.	Delaware	100%
Catalytica NovoTec, Inc.	Delaware	100%[1]
Snowflake White Mountain Power, LLC	Arizona	100%
Renegy, LLC	Arizona	100%
Renegy Trucking, LLC	Arizona	100%
Renegy California, LLC	Delaware	100%
Renegy Susanville, LLC	Arizona	100%[2]
Renegy BC, LLC	Arizona	100%

[1]	100% owned by Catalytica Energy Systems, Inc.

[2]	100% owned by Renegy California, LLC